UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                                  Siemens A.G.
                -----------------------------------------------------
                                (Name of issuer)

                              Shares, no par value
                         (Title of class of securities)

                                   826197501
                -----------------------------------------------------
                                 (CUSIP number)

                               December 31, 2001
                -----------------------------------------------------
            (Date of Event which requires filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)



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---------------------------------                 -----------------------------
CUSIP No. 826197501                    13G/A           Page 2 of 6 Pages
---------------------------------                 -----------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|

-------- ----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY                        5,682,965
OWNED BY                     ------ -------------------------------------------
EACH                                SHARED VOTING POWER
REPORTING                    6      30,368,915
PERSON WITH                  ------ -------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      5,189,802
                             ------ -------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      33,708,795
-------- ----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         38,898,597
-------- ----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- ----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.4%
-------- ----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- ----------------------------------------------------------------------




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Item 1(a).     Name of Issuer:

               Siemens A.G. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is Witte Isbacherplatz 2, D-80333 Munich, Federal Republic of Germany.

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of the Reporting Person is Taunusanlage 12, 60325 Frankfurt am Main, Federal Republic of Germany.

Item 2(c).     Citizenship:

               The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is shares of stock (the "Shares").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Shares is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a)  |_| Broker or dealer registered under section 15 of the Act;

               (b)  |_| Bank as defined in section 3(a)(6) of the Act;

               (c)  |_| Insurance Company as defined in section 3(a)(19) of the
                        Act;

               (d)  |_| Investment Company registered under section 8 of the
                        Investment Company Act of 1940;

               (e)  |_| An investment adviser in accordance with Rule 13d-1
                        (b)(1)(ii)(E);

               (f)  |_| An employee benefit plan, or endowment fund in
                        accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g)  |_| A parent holding company or control person in accordance
                        with Rule 13d-1 (b)(1)(ii)(G);



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               (h)  |_| A savings association as defined in section 3(b) of the
                        Federal Deposit Insurance Act;

               (i)  |_| A church plan that is excluded from the definition
                        of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j)  |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    The Reporting Person owns the amount of the Shares as set
               forth on the cover page.

               (b) Percent of class:

                    The Reporting Person owns the percentage of the Shares as
               set forth on the cover page.

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                         The Reporting Person has the sole power to vote or to
                    direct the vote of the Shares as set forth on the cover page.

                    (ii) shared power to vote or to direct the vote:

                         The Reporting Person has the shared power to vote or to
                    direct the vote of the Shares as set forth on the cover page.

                    (iii) sole power to dispose or to direct the disposition of:

                          The Reporting Person has the sole power to dispose or
                    direct the disposition of the Shares as set forth on the cover page.

                    (iv) shared power to dispose or to direct the disposition of:




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                         The Reporting Person has the shared power to dispose or
                    direct the disposition of the Shares as set forth on the cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities check the following [x].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Investment management clients of the Reporting Person have the ultimate right to any dividends from the Shares and the proceeds from the sale of the Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Deutscher Herold Allgemeine-Versicherungs-AG der Deutschen Bank, Deutsche Asset Management Group Limited, Deutsche Asset Management Limited, Deutsche Asset Management (International) Limited, Deutsche Asset Management Investment Services Limited, Deutsche Asset Management Life & Pensions Limited, Deutsche Investment Trust Managers Limited, Deutsche Bank International Trust Co. Ltd, Guernsey, Nissay Deutsche Asset Management Europe Limited, Tokai Deutsche Asset Management Ltd., Deutsche Bank Lubeck AG vormals Handelsbank, Deutsche Bank Saar AG, Deutsche Bank Trust AG, Deutsche Asset Management Europe GmbH, Deutsche Asset Management Schweiz, Zurich, Deutsche Vermogensbildungsgesellschaft mbH, Deutsche Asset Management Italy S.p.A., DWS Investment GmbH, DB Vita - compagnia di Assicurazionie Riassicurazionie, DWS (Austria) Investmentgesellschaft mbH, Deutsche Asset Management Investmentgesellschaft mbH, Morgan Grenfell & Co. Ltd., London, Deutsche Asset Management (Japan) Limited, DB Luxembourg S.A., DB S.A./N.V. Brussels, Deutsche Bank (Suisse) S.A., Geneva and Deutsche Trust Bank Limited are subsidiaries of the Reporting Person which hold Shares included in the figures on the cover page.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002



                                DEUTSCHE BANK AG



                                By: /s/ Jeffrey A. Ruiz
                                    -------------------------------
                                    Name:   Jeffrey A. Ruiz
                                    Title:  Vice President



                                By: /s/ Margaret M. Adams
                                    -------------------------------
                                    Name:   Margaret M. Adams
                                    Title:  Director